

Mail Stop 3720

July 12, 2017

Gregory H. Trepp
President and Chief Executive Officer
Hamilton Beach Brands Holding Company
4421 Waterfront Drive
Glen Allen, VA 23060

>   **Re: Hamilton Beach Brands Holding Company**
>   **Draft Registration Statement on Form S-1**
>   **Submitted June 16, 2017**
>   **CIK No. 0001709164**

Dear Mr. Trepp:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Questions and Answers About the Spin-off, page 1

1.   Please consider enhancing your discussion to include the potential risks, costs, and materially adverse consequences that could arise should NACCO decide not to proceed with the separation of Hamilton Beach Brands, Inc. and The Kitchen Collection, LLC. In that discussion, also disclose the reasons why the NACCO board determined not to proceed with the planned spin-off of Hamilton Beach Brands in the past.

Why is NACCO spinning off Hamilton Beach Holding?, page 1

2.   We note that Hamilton Beach Brands, Inc. and The Kitchen Collection, LLC (together, Hamilton Beach Brands Holding) contributed most of the revenues, gross profit, operating income, and net income to the consolidated financial statements of NACCO

Industries during the fiscal year ended December 31, 2016. Please address whether and how the relative strength of Hamilton Beach Brands, Inc. and The Kitchen Collection, LLC contributed to the decision to spin-off the businesses.

3. We note your disclosure on page 3 that the NACCO charter provides that each share of NACCO Class A and Class B Common is equal in terms of the rights to dividends and stock distributions, and therefore NACCO is required to distribute one share of Hamilton Beach Holding Class A Common and one share of Hamilton Beach Holding Class B Common for each share of NACCO common stock owned—whether Class A or B. We also note that the Hamilton Beach charter, unlike the NACCO charter, will permit the distribution of stock in a subsidiary that mirrors the specific class of common stock held by a Hamilton Beach stockholder. We further note that the operation of the NACCO charter to the spin-off of a subsidiary results in voting disparity between a NACCO shareholder's voting interest in NACCO and the shareholder's voting interest in the subsidiary, such as in the 2012 spin-off by NACCO of Hyster-Yale Materials Handling, Inc., and the contemplated spin-off of Hamilton Beach. Therefore, please discuss what other options the NACCO board considered, including whether the NACCO board considered amending the NACCO charter, rather than the Hamilton Beach charter, prior to the spin-off of Hamilton Beach to avoid changing the relative voting interests of NACCO shareholders in Hamilton Beach. Also discuss in greater detail any potential negative effects to holders of either class that could occur as a result of the collective voting power in Hamilton Beach Holding differing from the current voting power of NACCO stockholders.

Summary

Stockholders' Agreement, page 14

4. Please clarify whether all of the founding family members' Class B common stock will be subject to the stockholders' agreement.

Accounting Treatment, page 45

5. Please explain to us why you believe NACCO, for accounting purposes, should be considered the spinnor and Hamilton Beach Brands Holding the spinnee. Provide us as part of your response a detailed analysis of the facts and circumstances of the transaction and your consideration of the guidance in ASC 505-60-25-8, including your analysis of each of the indicators of whether a spinoff should be accounted for as a reverse spinoff.

Material U.S. Federal Income Tax Consequences, page 46

6. We note that you will be filing an Exhibit 8.1 tax opinion. Please reflect counsel's opinion in the discussion of the material tax consequences.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 53</u>

7.   Please expand the year to year comparison of your results of operations to address, from your perspective as a *consolidated* whole, each material change in your reported *consolidated* line-items as required by Instructions 4 and 10 to Item 303(a) of Regulation S-K.

8.   We note that your current reporting segment based discussion cites multiple factors as impacting your results of operations but provides no quantification of the contribution of each factor to the material changes in the various line items discussed. For instance, in the penultimate paragraph of page 59, you attributed an increase in gross profit and a decrease in selling, general and administrative expenses to several factors, each unquantified. Please see the guidance provided by Section III.D of SEC Release No. 33-6835 and, as applicable, revise throughout to quantify the impact of each material factor discussed when your consolidated results are impacted by two or more factors. In addition, you should remove vague terms such as "mainly" in favor of specific quantifications.

9.   Please revise your discussions and analysis of liquidity, capital resources and contractual obligations to present the information required by Items 303(a)(1), (2) and (4) of Regulation S-K on a consolidated basis for Hamilton Beach Brands Holding Company as a whole.

<u>Related Party Transactions, page 75</u>

10.   Please expand your discussions of your post spin-off Separation Agreement and Ancillary Agreements in accordance with Item 303(a)(3)(i) and (ii) of Regulation S-K. Describe known impacts such agreements will have on your future reported income from continuing operations as well as any material uncertainties related to these agreements.

<u>Financial Statements</u>

<u>Note 15 – Related Party Transaction, page F-31</u>

11.   Please describe the nature of each of the "centralized services and stewardship activities" that were provided by corporate headquarters to the Company. Also, describe the methodology for allocating these costs and indicate that you believe the methods used are reasonable. We refer you to the guidance in Questions 1 and 2 of ASC 225-10-S99-3.

12.   With respect to the expenses incurred by NACCO on behalf of the Company, please disclose your estimate of what those expenses would have been on a stand-alone basis. Refer to Question 2 of ASC 225-10-S99-3.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications